FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

4 August 2010

Notice of Capital Injection

Santander UK plc (“Santander UK”) announces that on 3 August 2010, Banco Santander S.A. (“Banco Santander”), through a wholly-owned Spanish-based subsidiary Santusa Holding, S.L., provided £4,456 million of equity capital to Santander UK.

The capital will be used to support organic and inorganic growth as well as a planned reorganisation of Group companies in the UK.  The reorganisation will result in Santander UK owning all UK-related Group businesses, consistent with the strategy of offering a full-service commercial bank 1.

The capital increase has received all relevant regulatory approvals.

Ends

Media & Investor Contacts

Matthew Young Anthony Frost Israel Santos	(Corporate Communications) (Corporate Communications) (Investor Relations)	020 7756 4232 020 7756 5536 020 7756 4275

Notes to Editors

1. The planned reorganisation of Group companies in the UK is subject to FSA approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 4 August 2010	By / s / Jessica Petrie (Authorised Signatory)